UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Technology Flavors & Fragrances, Inc.

(Name of Subject Company)

Technology Flavors & Fragrances, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

87869A

(CUSIP Number of Class of Securities)

Joseph A. Gemmo

Vice President, Chief Financial Officer

Secretary and Treasurer

Technology Flavors & Fragrances, Inc.

10 Edison Street East

Amityville, New York 11701

Telephone: 631-842-7600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copy to:

Barry R. Shapiro

Meyer, Suozzi, English & Klein, P.C.

1505 Kellum Place

Mineola, New York 11501

Telephone: 516-741-6565

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ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) relates is Technology Flavors & Fragrances, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 10 Edison Street East, Amityville, New York 11701, and the Company’s telephone number at that office is (631) 842-7600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share, of the Company (the “Shares”). As of March 15, 2005, there were 12,833,773 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Schedule 14D-9, are set forth in Item 1 above.

Tender Offer

This Schedule 14D-9 relates to a tender offer (the “Offer”) made by FFG Merger Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of FFG Industries, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares of the Company at a price of $1.55 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer contained in the Schedule TO filed by the Purchaser (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on May 16, 2005. The Offer is filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 1, 2005 (the “Merger Agreement”), by and among the Company, Purchaser and Parent. The Merger Agreement provides that Purchaser will, on or before ten (10) business days after April 1, 2005 commence the Offer for all of the outstanding shares of Common Stock for the Offer Price, subject to a minimum tender of that number of shares of Common Stock which would represent at least a 90% of shares then outstanding (the “Minimum Condition”) and certain other conditions (the Offer, together with the other transactions contemplated by the Merger Agreement, being referred to herein as the “Transactions”). By a series of waivers dated April 12, 2005, May 3, 2005, and May 13, 2005, the Company agreed to defer the commencement of the Offer until not later than May 16, 2005.

Among other things, the Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the Delaware General Corporation Law, at the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into the Company (the “Merger”), and the Company will be the surviving corporation (the “Surviving Corporation”). At the Effective Time, each outstanding share of Purchaser, and any share owned by a subsidiary of the Company, or a subsidiary of the Parent, other than Purchaser (except for those held by persons who have properly perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, payable without interest to the holder of such share upon surrender of the related certificate. Shares held by the Company as treasury stock, and any Shares owned by Purchaser shall be automatically cancelled and retired.

Pursuant to the terms of the Company’s 1993, 1996, 1999 and 2004 Stock Option Plans, as amended, each stock option granted thereunder as of the date on which Purchaser accepts for payment those Shares tendered and not withdrawn pursuant to the Offer (the “Purchase Date”) shall become fully vested and exercisable as of that time. On the day following the Purchase Date, the holder of each vested and unexercised stock option shall be entitled to elect to receive for each share of Common Stock subject to an option an amount of cash equal to the excess, if any, of the Offer Price minus the exercise price of that option and the option shall be cancelled.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the satisfaction of the Minimum Condition, no Material Adverse Effect on FFG and the Company, as combined after the Merger, or a Company Material Adverse Effect having occurred, and certain other conditions. A copy of the Merger Agreement, as amended is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Schedule TO states that the principal executive office of the Purchaser is located at 10 Mountainview Road, 201 North Atrium, Upper Saddle River, NJ 07458, and its telephone number is (201) 236-8150.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

General

Except as described herein or in the Information Statement (as defined below) or as set forth in this Item 3, to the Company’s knowledge, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the Information Statement pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest. The Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation.”

Confidentiality Agreement

On December 28, 2004, Parent and Company entered into a Joint Confidentiality Agreement (the “Confidentiality Agreement”). The summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(12) to this Schedule 14D-9 and is incorporated herein by reference.

Transactions

In 2004 and 2003, the Company sold flavor products to The Hain Celestial Group, Inc. (“Hain”) and/or its designated co-packer. Irwin D. Simon, a director of the Company, is the Chairman, President and Chief Executive Officer of Hain. The Company’s sales to Hain totaled approximately $859,000 in 2004 and $1,003,000 in 2003. The Company believes such sales were made on arms-length terms and conditions and at competitive prices.

In 2004 and 2003, the Company sold fragrance products to Scent-A-Vision, Inc., a company owned by Ms. Sharon Christie who is the spouse of Mr. Philip Rosner, the Company’s Chairman and Chief Executive

Officer. The Company sales to Scent-A-Vision for years 2004 and 2003 were approximately $157,000 and $109,000, respectively, which the Company believes were competitive with other available sources for such fragrance products.

During 2004 and 2003, there existed certain loans outstanding with two of the Company’s executive officers. Such loans were fully paid in December 2004.

Effect of Merger on Employment Agreements

In May 2002, the Company entered into three-year employment agreements with Philip Rosner, A. Gary Frumberg, Harvey Farber, Ronald J. Dintemann and Joseph A. Gemmo, (each a “Named Executive Officer”, and, collectively, the “Named Executive Officers”) containing terms and conditions which are, except for the respective amounts of salary compensation, substantially similar. The employment agreements provide for the respective annual base salaries for each Named Executive Officer, as in effect as of the date of his employment agreement, which may be increased by the Board of Directors at any time, and that each such officer shall be entitled to bonuses or other forms of incentive compensation pursuant to the Company’s Management Incentive Plan subject to the discretion of the Board of Directors. The employment agreements contain, among other things, customary noncompetition and confidentiality provisions. Under the employment agreements, each Named Executive Officer is also entitled to (i) participate in all fringe benefit programs provided by the Company to its executive officers and (ii) provision of an automobile with a lease value of up to $900 per month and reimbursement for related automotive expenses in accordance with the Company’s requirements and established practices. Effective January 1, 2003, the annual base salary for each Named Executive Officer was increased to the following amounts: Philip Rosner, Chairman and Chief Executive Officer, $275,000; A. Gary Frumberg, Executive Vice President, $250,000; Harvey Farber, Senior Vice President-Flavor Division, $183,600; Ronald J. Dintemann, Vice President Operations, $159,500; and Joseph A. Gemmo, Vice President and Chief Financial Officer, $159,500. In January 2005, such employment agreements were automatically extended for an additional one year term through April 2006.

If the Company terminates a Named Executive Officer’s employment before expiration of the respective employment agreement term without Cause (as defined below), such officer will be entitled, as severance, to the ongoing payment of his salary for the entirety of the portion of the term which remains after the termination date. Also, the Company shall continue, at its expense, to provide such terminated officer with all medical benefits for the remainder of the employment agreement term.

For purposes of the employment agreements, “Cause” would exist if a Named Executive Officer (i) willfully or repeatedly fails in any material respect to satisfactorily perform his duties and obligations as provided in the employment agreement; (ii) has been convicted of a crime or has entered a plea of guilty or nolo contendere with respect thereto; (iii) has committed any act in connection with his employment which involved fraud, gross negligence, misappropriation of funds, dishonesty, disloyalty, breach of fiduciary duty or any other misconduct injurious to the Company or any affiliate thereof; (iv) has engaged in any conduct which in the Company’s reasonable determination is likely to adversely affect in any material respect the reputation or public image of the Company or any affiliate thereof; (v) has breached any of the restrictive covenants contained in the employment agreement regarding noncompetition, nonsolicitation of customers or suppliers, or nondisclosure of information; or (vi) has materially breached his employment agreement in any manner other than those set forth above.

If prior to the expiration of an employment agreement term, but following or in connection with, as a result of or in anticipation of a Change of Control (as defined in the employment agreement) of the Company or Potential Change of Control (as defined in the employment agreement) of the Company, a Named Executive Officer’s employment is terminated by the Company without Cause or by such officer for Good Reason (as defined), the Company shall pay the officer as severance in a lump sum within 30 days after the termination date (i) all amounts of his salary for the entirety of the portion of the term which remains after the termination date and (ii) an amount equal to six months to two years, depending upon the Executive Officer, of their salary. In addition, the Company shall, at its expense, continue to provide such officer with all medical benefits for the remainder of the employment agreement term. The consummation of the Transactions shall constitute a Change of Control which, in the absence of an agreement to the contrary, will entitle a Named Executive Officer to the benefits set forth in his employment agreement if his employment is terminated by the Company without Cause or by such officer for Good Reason.

For purposes of the employment agreements, “Good Reason” means the occurrence (without such officer’s prior consent) of any one of several acts, or failures to act, including: (i) assignment to the officer of any responsibilities inconsistent with his most significant position(s) as an executive officer of the Company held during the 180-day period immediately preceding any related Potential Change in Control or a substantial adverse alteration of such officer’s position or title(s) with the Company; (ii) a reduction in the officer’s annual base salary; (iii) certain relocations of the Company’s principal executive offices; and (iv) a material failure by the Company to comply with the employment agreement.

The Merger Agreement provides that, among other conditions to the consummation of the Merger, certain key employees of the Company, including the Named Executive Officers, shall be employed by the Company on a full-time basis pursuant to employment agreements with terms mutually satisfactory to such employees and Purchaser.

Effect of Merger on 1993, 1996, 1999 and 2004 Stock Option Plans (the “Stock Plans”)

In November 1993, the Company adopted, and the stockholders approved, the 1993 Stock Option Plan pursuant to which the Company may grant to its employees options to purchase up to 500,000 shares of its Common Stock. In May 1999, the Company’s Board of Directors terminated the 1993 Stock Option Plan for the purpose of granting additional stock options. Termination of the 1993 Stock Option Plan will not affect options that were granted prior to the termination date. As of March 15, 2005, options to purchase an aggregate of 308,500 shares of our Common Stock were outstanding under the 1993 Stock Option Plan.

In April 2004, the Board of Directors adopted, and in July 2004, the stockholders approved, the 2004 Stock Option Plan. In May 1999, the Company’s Board of Directors adopted, and in June 1999, the stockholders approved, the 1999 Stock Option Plan. In October 1996, the Company’s Board of Directors adopted, and the stockholders approved, the 1996 Stock Option Plan. The maximum number of shares of the Company’s Common Stock that may be subject to options under each of the 1996, 1999 and 2004 Stock Option Plans may not exceed an aggregate of 1,000,000 shares. As of March 15, 2005, options to purchase an aggregate of 970,629 and 891,000 shares of the Company’s Common Stock were outstanding under the 1996 and 1999 Stock Option Plans, respectively, and an aggregate of 1,112,288 shares were reserved for the future issuance of stock options. No grants were made under the 2004 Stock Option Plan. The 1993, 1996, 1999 and 2004 Stock Option Plans were amended on March 31, 2005 to provide that effective on the day following the Purchase Date, any optionee may elect in writing to have his vested and exercisable options cancelled and converted into the right to receive from the Company a cash amount equal to the excess, if any, of (i) the Offer Price (as defined in the Merger Agreement) over (ii) the exercise price payable in respect of each share of common stock issuable under such option.

Effect of Merger on Management Incentive Plan

In 2004 and 2003, the Company had in effect a management incentive plan for corporate officers and key management employees for the purpose of awarding cash and stock bonuses based on the achievement of certain predetermined goals. These goals are established for each participant in the plan and are set by the Company’s Compensation Committee prior to the beginning of the year. These goals are based on a participant’s performance and may relate to a variety of factors reflecting the Company’s objectives and performance and a participant’s ability to contribute to the overall success of the Company within the context of the purposes of the plan, the Company’s business plan and the aspects of the Company’s business which the participant’s duties involve. Bonuses awarded pursuant to the plan are based on a percentage of each participant’s base salary and the overall performance of the Company during the year. However, the amount of any award to a participant for any year shall not exceed 50% of the participant’s base salary, in the case of a participant who is a corporate officer of the Company, or 25% of base salary, in the case of a participant who is a key management employee. Further, if the aggregate amount of all awards under the plan exceeds 10% of the Company’s net income for a particular year, each award shall be proportionately reduced so that the aggregate amount of all such awards does not exceed 10% of the Company’s net income for the year. No such bonuses were awarded in 2004 and 2003 under this Plan.

Board and Committee Arrangements

Directors who are not employed by the Company are reimbursed for reasonable expenses actually incurred in connection with attending each formal meeting of the Board of Directors or any committee thereof. During 2004 and 2003, each of the Company’s non-employee directors was paid a $20,000 annual fee plus $500 for each formal meeting attended. Alternatively, an outside director may, at his option and in lieu of such cash remuneration, elect to receive a non-qualified stock option grant for such earned fees. Any options held by a director shall be treated as set forth above under “Effect of Merger on 1993, 1996, 1999 and 2004 Stock Option Plans.”

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume all obligations of the Company to each individual who at the Effective Time is, or any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (the “Indemnitees”) in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (“Indemnified Liabilities”) as provided in the Company Charter Documents. Without limiting the foregoing, Parent, for a period of six (6) years from and after the Effective Time, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to Indemnified Liabilities than are set forth as of the date of the Merger Agreement in the Company Charter Documents, which provisions, as they apply to Indemnified Liabilities, shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnitees with respect to Indemnified Liabilities. On or before the Purchase Date, the Company shall purchase a six (6) year Extended Reporting Provision (Tail) under its current Director’s & Officer’s Liability policy, to include Employment Practices Liability and Fiduciary Liability, which will be the sole and exclusive source of funding for the Surviving Corporation’s and its Subsidiaries’ obligations to Indemnitees in respect of Indemnified Liabilities. Notwithstanding the foregoing and notwithstanding anything to the contrary set forth in the Company Charter Documents or the above-referenced insurance policies, the Company and/or one or more of its Subsidiaries may merge with and into other Persons so long as the rights of the Indemnitees in respect of Indemnified Liabilities are not adversely affected thereby.

The Merger Agreement

The Merger Agreement provides upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and its Subsidiaries own in the aggregate more than 50% of the outstanding Shares, Parent shall be entitled to designate for appointment or election to the Company’s Board of Directors, upon written notice to the Company, such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on such Board by the percentage that the number of Shares so owned by Parent and its Subsidiaries bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, promptly cause Parent’s designees (and any replacement designees in the event that any designee shall no longer be on such Board of Directors) to be so appointed or elected to the Company’s Board of Directors and, in furtherance thereof, to the extent necessary, increase the size of such Board of Directors or use its reasonable best efforts to obtain the resignation of such number of its directors as is necessary to give effect to the foregoing provision. At such time, the Company shall also, upon the request of Parent, use its reasonable best efforts to cause such persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company’s Board of Directors of (i) each committee of the Company’s Board of Directors subject to compliance with applicable securities laws and (ii) each board of directors (or similar body) of each Subsidiary of the Company and each committee of each such board (or similar body).

Notwithstanding the foregoing, until the Effective Time, the Board of Directors of the Company shall have at least one director who is a director of the Company on the date of this Agreement and who is not an officer of the Company or any of its Subsidiaries (the “Independent Director”); provided, however, that notwithstanding the foregoing, in no event shall the requirement to have at least one Independent Director result in Parent’s designees constituting less than a majority of the directors on the Company’s Board of Directors unless Parent shall have failed to designate a sufficient number of persons to constitute at least a majority.

Stockholder Support Agreement

Each of the Company’s directors and certain members of management, who together own beneficially approximately 29% of the issued and outstanding Shares as of March 15, 2005, as an inducement for the execution and delivery of the Merger Agreement by Parent and Purchaser, entered into a Stockholder Support Agreement, dated as of April 1, 2005, with Parent and Purchaser. The directors and members of management in the Stockholder Support Agreement have agreed, among other things, and subject to certain conditions, (i) to tender their Shares in the Offer no later than the tenth (10) business day following commencement of the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) if necessary, to vote their shares in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement. A summary of the Stockholder Support Agreement is also contained in Section 12 (“Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights; Stockholder Support Agreement”) of the Offer to Purchase. Such summary is qualified in its entirety by reference to the Stockholder Support Agreement which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

The above summaries and estimates are qualified in their entirety by reference to the complete text of the relevant agreements and plans, which have been filed herewith as Exhibits (e)(1) through (e)(12) and are incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board

At a meeting held on March 31, 2005, with all of the directors present at the meeting, the Board of Directors of the Company unanimously (i) approved and adopted the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders, and (iii) recommended that the Company’s stockholders accept the Offer, tender their shares pursuant to the Offer and approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant thereto. Copies of a letter to the Company’s stockholders communicating the Board’s recommendation and the Company’s press releases announcing the agreement in principle with Purchaser and Parent and the execution of the Merger Agreement are filed as Exhibits (a)(1)(B), (a)(1)(D) and (a)(1)(E), respectively.

Reasons for Recommendation by the Board of Directors

Prior to approving the Merger Agreement and the Transactions and recommending that the Stockholders tender their shares pursuant to the Offer, the Board considered a number of factors, including but not limited to, the following:

(i) the business and financial prospects of the Company as an independent company, and the risks and benefits inherent in remaining independent;

(ii) the amount and form of consideration to be received by the Company’s stockholders;

(iii) the canvassing of the market to determine the interest of potential acquirors of the Company;

(iv) the high likelihood of completing a transaction;

(v) information with respect to the financial condition, results of operations and business of the Company;

(vi) the current and expected industry, economic and market conditions in which the Company operates;

(vii) the willingness of certain stockholders to enter into the Stockholder Support Agreement and tender their Shares pursuant to the Offer, including the impact this would have on the likelihood that the Transactions would ultimately be consummated;

(viii) the possible alternatives to the Offer and the Merger that might be available to the Company and the stockholders, including the alternative of the Company remaining independent and continuing to execute its strategic plan;

(ix) the historical market prices and recent trading patterns of the Shares and the market prices, recent trading patterns and financial data relating to other companies engaged in the same business as the Company;

(x) the terms of the Merger Agreement, including the conditions to the Offer and the Merger and the parties’ representations, warranties and covenants;

(xi) the Merger Agreement permits the Company to (1) consider an unsolicited, bona fide and written Takeover Proposal (as defined in the Merger Agreement) under certain circumstances, (2) recommend any such proposal that is superior to the Offer and the Merger, if, among other things, (a) the Board, after having consulted with the Company’s financial advisor, makes the determination that it is a superior proposal, (b) after consultation with the Company’s legal advisors, a majority of the Board determines the failure to take any such action would be a breach of the Board’s fiduciary duties, (c) the Company gives the Parent five business days notice, and (d) the Company pays Parent a termination fee in the amount of $930,000. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company;

(xii) the potential impact that the Offer and the Merger would have on the Company’s employees and customers; and

(xiii) the opinion of HT Capital Advisors, LLC (“HT Capital Advisors”) that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth in such opinion, the $1.55 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of HT Capital Advisors’ written opinion, dated March 31, 2005, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference.

In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination or determine that any factor was of particular importance. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole, including discussions with and questioning of the Company’s management and reviewing information received from, and engaging in discussions with and questioning, the Company’s legal and financial advisors. In considering the factors described above, individual members of the Board may have given different weights to different factors.

Opinions of the Company’s Financial Advisor

HT Capital Advisors rendered its opinion to the Company’s Board that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the $1.55 per Share in cash to be received by holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

The full text of the written opinion of HT Capital Advisors, dated March 31, 2005, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. HT Capital Advisors provided its opinion for the information and assistance of the Company’s Board in connection with its consideration of the transactions contemplated by the Merger Agreement. HT Capital Advisors opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, HT Capital Advisors reviewed, among other things:

•	the Merger Agreement

•	annual reports to stockholders and Annual Reports on Form 10-KSB of the Company for the five fiscal years ended December 31, 2004;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-QSB of the Company;

•	certain other communications from the Company to its stockholders;

•	certain internal financial analyses and forecasts for the Company prepared by its management; and

•	an independent appraisal of the Company’s proprietary product formulations dated October 2004, prepared by Daley-Hodkin, LLC, and Daley-Hodkin’s transmittal letter dated November 10, 2004 (the “Daley-Hodkin Appraisal”).

HT Capital Advisors also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial conditions, and future prospects of the Company. In addition, HT Capital Advisors reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded and reviewed the financial terms of certain recent business combinations in the flavor and fragrance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

HT Capital Advisors relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, HT Capital Advisors did not make an independent evaluation or appraisal of the assets and liabilities of the Company, nor was any evaluation or appraisal of the assets or liabilities of the Company furnished to HT Capital Advisors other than the

Daley-Hodkin Appraisal. HT Capital Advisors’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying HT Capital Advisors’ opinion. In arriving at its fairness determination, HT Capital Advisors considered the results of all of its analyses and did not attribute any particular weight to any analysis or factor considered by it. Rather, HT Capital Advisors made its determination as to fairness on the basis of its qualitative judgments as to the significance and relevance of each analysis and factor.

HT Capital Advisors prepared these analyses for purposes of HT Capital Advisors’ providing its opinion to the Company’s Board of Directors as to the fairness from a financial point of view of the $1.55 per Share in cash to be received by the holders of Shares in connection with the Offer and the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Purchaser, HT Capital Advisors or any other person assumes responsibility if future results are materially different from those forecast.

As described above, HT Capital Advisors’ opinion to the Company’s Board was one of many factors taken into consideration by the Company’s Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by HT Capital Advisors in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of HT Capital Advisors attached as Annex B.

The Company’s Board selected HT Capital Advisors as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to the Engagement Letter, the Company engaged HT Capital Advisors to render its opinion in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay HT Capital Advisors a fee as described below in Item 5. In addition, the Company has agreed to reimburse HT Capital Advisors for its expenses, including attorneys’ fees and disbursements, and to indemnify HT Capital Advisors and related persons against various liabilities, including certain liabilities under the federal securities laws.

Background of the Offer

On September 20, 2004, Mr. Philip Rosner, Chairman and Chief Executive Officer of the Company was contacted by Mr. Gerald Abelson, principal of MNC Multinational Consultants, Inc. (“MNC”). Mr. Abelson advised Mr. Rosner that the Parent had expressed to Mr. Abelson an interest in acquiring the Company and that the Parent would like the opportunity to make a presentation to the Board of Directors of the Company. On such date, the Company and MNC entered into a letter agreement pursuant to which MNC would be paid a commission on a sliding scale based upon the total purchase price paid by Parent. This letter agreement is described in more detail in Item 5 below.

On October 21, 2004, Mr. Rosner met with Carlo W. Colesanti, Chairman, President and Chief Executive Officer of Parent, Richard Green, Jr., Senior Vice President and Chief Financial Officer of Parent and Mr. Abelson at Company’s principal offices to discuss the possible acquisition.

On November 8, 2004, at a special meeting of the Board of Directors of the Company, a Special Committee of the Board was created, such Committee to consist of Messrs. Philip Rosner, Sean Deson and Irwin Simon, and to be responsible for the evaluation of strategic alternatives designed to maximize shareholder value.

On November 15, 2004, the Company issued a press release announcing the formation of the Special Committee.

On December 3, 2004, Parent and Nautic Partners (“Nautic”) submitted to Mr. Rosner an initial formal letter of intent pursuant to which they would be prepared to make an offer to acquire the Company. Mr. Rosner caused copies of such proposal to be distributed to the members of the Board. Nautic Partners is a private equity firm specializing in the business services, healthcare, manufacturing, media and communications industries and is the owner of Parent. Nautic formed Parent in 2004 to acquire certain assets from Jordan Industries.

On December 13, 2004, the Board of Directors held a special meeting at which all members of the Board of the Company were present to discuss the initial formal letter of intent from Parent and Nautic. At the meeting, counsel discussed the proposal and reviewed for the directors their fiduciary duties of loyalty, care and the business judgment rule under Delaware law in the context of the sale of the Company. The Board then modified the composition of the Special Committee appointed at its November 8, 2004 meeting to elect Mr. Werner Hiller, a director of the Company, to replace Mr. Rosner as a member thereof. Mr. Colesanti, Mr. Green, Fraser A. Preston, Vice President of Nautic, and Richard R. Crosier, Managing Director of Nautic, then joined the special meeting of the Board of Directors of the Company. The representatives of Parent and Nautic described in general their respective companies’ history, financial performance, business philosophy, acquisition criteria and their views on the synergies and efficiencies that could result from their draft proposal if consummated. The Board discussed the draft proposal in detail with the Parent and Nautic representatives, following which discussion, such representatives left the meeting. It was then the consensus of the Board that the Special Committee should seek to promptly negotiate the retention of an investment banker as advisor to the Special Committee and the Board for advice and assistance in evaluating strategic alternatives designed to maximize shareholder value.

Between December 13, 2004 and December 16, 2004, Mr. Deson, on behalf of the Special Committee, had discussions with HT Capital Advisors LLC (“HT Capital Advisors”) with respect to the terms pursuant to which the Special Committee would retain HT Capital Advisors to provide investment banking advice to the Company and, on December 16, 2004, a formal engagement letter with HT was executed by Mr. Deson on behalf of the Company.

On December 28, 2004, Parent and the Company entered into a customary Confidentiality Agreement and thereafter representatives of Parent and Nautic initiated a preliminary due diligence review of the Company. The Company provided Parent and Nautic with information relating to its operations in the United States and abroad.

On December 29, 2004, Parent delivered to Mr. Deson, on behalf of the Special Committee, a letter in which it offered, subject to due diligence and other conditions contained therein, to acquire all of the outstanding shares of the common stock of the Company on terms set forth in the letter. Mr. Deson caused copies of this letter to be provided to HT and the other members of the Special Committee.

Between January 10, 2005 and January 13, 2005, representatives of HT and the Special Committee, with the assistance of legal counsel, discussed with Parent the terms of the letter.

On January 12, 2005, Philip Rosner and A. Gary Frumberg, the Company’s executive officers, met with Carlo W. Colesanti to discuss strategic planning relative to the integration of the two entities and their employment arrangements after the merger is consummated.

On January 13, 2005, the Board of Directors of the Company met, with all directors being present. The Board reviewed in detail a draft of the letter from Parent pursuant to which Parent set forth its preliminary proposal, subject to due diligence, to acquire all of the outstanding common stock of the Company. The letter also contained other provisions customary for letters of such type, including an exclusivity period of 60 days and due diligence access to the Company. Thereafter, following discussion, the Board voted unanimously to authorize the appropriate Company officers to execute the letter on behalf of the Company.

On January 14, 2005, Parent and the Company signed the letter.

Commencing on January 14, 2005 and for a period of four weeks thereafter, the Company provided the Parent and the Parent’s consultants, The Callidon Group, comprehensive information in response to the Parent’s extensive due diligence activities pertaining to financial, sales and marketing, export operations, manufacturing processes, quality assurance, research and development, environmental and human resources.

On January 14, 2005, representatives of the Company and Parent met to discuss the operations of the Company and to review questions which Parent had with respect to the business and affairs of the Company. Additional meetings among representatives of the Company and Parent occurred on January 28 and 31, February 1, 2, 3 and 4, 2005.

During the week of February 7, 2005, executive officers of the Parent met personally with selected members of the Company’s management to discuss their operational responsibilities at the Company and their potential roles upon merger of the two entities.

During the week of March 7, 2005, members of KPMG, LLP, independent accountants of Nautic Partners, conducted extensive financial and operational due diligence analyses at the Company’s Amityville, New York facility and at the offices of BDO Seidman, LLP, the Company’s independent accountants.

Commencing March 7, 2005 and for a period of two weeks thereafter, the Parent’s legal counsel, Edwards & Angell, LLP, conducted extensive legal due diligence relative to the Company’s operations.

On March 10, 2005, the Parent’s environmental consultants, GAIA Tech,, conducted a preliminary environmental survey relative to the Company’s Amityville, New York operating facility. During the week of March 14, 2005, the Parent conducted due diligence activities pertaining to the Company’s risk management practices and examination of insurance policies and employee fringe benefits and employment practices.

On March 17, 2005, legal counsel to Parent delivered to legal counsel for the Company a draft merger agreement.

On March 18, 2005, the 60 day exclusivity period contained in the January 13, 2005 letter was extended to March 31, 2005.

On March 20, 2005, representatives of the Company, HT Capital Advisors and legal counsel met telephonically to discuss the draft merger agreement.

On March 21, 2005, the Special Committee, along with representatives of HT Capital Advisors and legal counsel met telephonically to review the draft merger agreement and to hear a presentation by HT Capital Advisors with respect to its opinion with respect to the fairness of the offer from Parent. During the meeting, legal counsel advised the members of the Committee as to their fiduciary duty to the stockholders of the Company. Following detailed discussion, the Committee determined that the proposed transaction was fair and in the best interest of the Company and its stockholders and voted to approve the transaction with Parent as set forth in the draft merger agreement, subject to the continued negotiation thereof by counsel to the satisfaction of the Board of the Company.

On March 30 and March 31, 2005, the Special Committee of the Board of Directors of the Company conducted numerous telephonic negotiations with representatives of the Parent and Purchaser with respect to the terms of the Offer, reviewing various issues which the Parent and Purchaser raised following the completion of their due diligence into the business and affairs of the Company.

On March 30, 2005, a special meeting of the Board of Directors of the Company was held to discuss outstanding issues.

On March 31, 2005, a special meeting of the Board of Directors of the Company was held to discuss the status of the negotiations with the Parent and Purchaser. Members of the Special Committee of the Board, as well as members of senior management and legal counsel updated the Board on the status of the negotiations. During the meeting, (i) there was a full briefing by management, (ii) representatives of HT Capital Advisors provided an analysis of the transaction and delivered HT Capital Advisor’s draft opinion, in writing, that as of the date of the meeting and based upon and subject to the factors and assumptions set forth therein, the $1.55 in cash to be received by the holders of the Company’s common stock in the Offer and the merger was fair, from a financial point of view, to such holders, and (iii) the Company’s legal counsel rendered a full report to the Board. Following extensive discussion, the Board determined that the Offer, the Merger, the Merger Agreement and the Transactions contemplated thereby were in the best interest of the Company and its stockholders and all of the directors attending the meeting unanimously approved the Offer, the Merger, the Merger Agreement and the Transactions contemplated thereby, subject to finalizing all remaining details to senior management’s satisfaction.

On April 1, 2005, and prior to the opening of the U. S. financial markets, the Company, Parent and Purchaser agreed that the parties had reached an agreement in principle and the Company filed a Form 8-K to that effect and issued a press release. Later in that day, the Company, Parent and Purchaser executed and delivered the Merger Agreement and certain of the stockholders of the Company entered into the Stockholder Support Agreement. On April 7, 2005, the Company filed a Form 8-K announcing the execution of the Merger Agreement and issued a press release to that effect.

Intent to Tender

To the Company’s knowledge, all of its directors, executive officers, affiliates or subsidiaries currently intend to tender all shares that are held of record or beneficially owned by such persons pursuant to the Offer, other than shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of Exchange Act. Those shareholders who have executed the Stockholder Support Agreement are obligated to tender their shares (see Item 3 “Stockholder Support Agreement”).

ITEM 5.	PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company retained HT Capital Advisors to act as financial advisor and to provide a fairness opinion in connection with the Offer and the Merger. The Company engaged the services of HT Capital Advisors pursuant to an engagement letter dated December 16, 2004. Under the engagement letter, the Company agreed to pay HT Capital Advisors a non-refundable retainer of $25,000 upon the execution of engagement letter and an additional fee of $175,000 for its services upon submission of the written fairness opinion plus reimbursement for all pre-approved out-of-pocket expenses incurred in connection with the engagement.

The Company has agreed to indemnify and hold harmless HT Capital Advisors and its employees from and against any and all losses, claims, damages or liability, joint or several, including all reasonable out-of-pocket expenses, fees and disbursements of counsel incurred by HT Capital Advisors, its employees or any controlling person in defending any claims, action or proceeding whether or not resulting in liability to HT Capital Advisors, its employees or any such controlling person which may become subject to, caused by, or arising out of any untrue statement of a material fact contained in information, furnished to HT Capital Advisors by the Company in connection with this engagement, or any knowing omission to state therein any material fact required or necessary to make the information not misleading in light of circumstances under which given. Under no circumstances shall HT Capital Advisors contribute to any losses, claims damages and expenses that exceed the amount of fees actually received by HT Capital Advisor under the engagement letter.

The Company also has retained MNC Multinational Consultants, Inc. (“MNC”) pursuant to a letter agreement dated September 20, 2004 to act on the Company’s behalf with regard to the possibility of a transaction with the Parent. Under the terms of the letter agreement, MNC is to be paid a fee based on the total purchase price or merger valuation of a transaction with the Parent. The fee ranges from 5% of the first $2,000,000, 4% of the next $2,000,000, 3% of the next $2,000,000, 2% of the next $2,000,000 and 1% of each additional $1,000,000. The fee owed to MNC on the Effective Date pursuant to the letter agreement has been agreed by MNC and the Company to be $425,000.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer and the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as described in this Schedule 14D-9, to the best of the Company’s knowledge, no transactions in Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Schedule TO, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions And Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by the Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Stockholders.

Section 203 of the Delaware General Corporation Law

General Corporation Law of the State of Delaware

The Company is incorporated under the laws of the State of Delaware and is subject to the Delaware General Corporation Law (“DGCL”). The following is a brief description of certain aspects of the DGCL applicable to the transactions contemplated by the Merger Agreement.

Merger

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of each class of the outstanding shares, Purchaser will be able to effect the

Merger after consummation of the Offer without a vote by the Board or the Company’s stockholders. However, if Purchaser is not able to acquire at least 90% of each class of the outstanding shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. As a result, the Company would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement or information statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the DGCL, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their shares in the Offer. However, it is a condition to consummation of the Offer that there has been validly tendered and not withdrawn prior to the expiration of the Offer at least 90% of shares outstanding. If this condition is satisfied, then the Merger will occur without a vote of the directors or stockholders. If this condition is not satisfied but is waived, then , upon completion of the Offer, if at least 51% of the Company’s stock is tendered, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger should be assured.

Appraisal Rights

No appraisal rights are available unless and until the Merger is consummated. However, if the Merger is consummated stockholders who have not tendered their shares and have not voted in favor of the Merger at any stockholder meeting called for that purpose will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest, if any, from the date of consummation of the Merger on the amount determined to be the fair value of their shares. In determining the fair value of the shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares, including asset values and earning capacity. The value so determined in any appraisal proceeding could be the same as, more than, or less than the consideration to be paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the purchase price paid in the Offer therefor.

Delaware Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless prior to such date the Board approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. To ensure that the restrictions contained in Section 203 of the DGCL do not apply to the Offer and the Merger, on March 31, 2005, prior to the execution of the Merger Agreement, the Board, by unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby, including the Purchaser’s acquisition of shares pursuant to the Offer and the Merger. Accordingly, the restrictions on business combinations provided for in Section 203 are inapplicable to the Offer and the Merger.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements do not apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

ITEM 9.	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated May 16, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by FFG Merger Corporation on May 16, 2005 (the “Schedule TO”)

(a)(1)(B)	Letter to Stockholders of Technology Flavors & Fragrances, Inc. dated May 16, 2005 (filed herewith).

(a)(1)(C)	Fairness Opinion of HT Capital Advisors, LLC dated March 31, 2005 (incorporated by reference herein and attached hereto as Annex B).

(a)(1)(D)	Press release of Technology Flavors & Fragrances, Inc. on April 1, 2005 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(E)	Press release issued by the Technology Flavors & Fragrances, Inc. on April 7, 2005 (incorporated herein by reference to the Exhibit (a)(1)(H) to the Schedule TO.

(a)(1)(F)	Press release issued by FFG Industries, Inc. on May 16, 2005 (incorporated herein by reference to the Exhibit (a)(1)(I) to the Schedule TO.

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9)

(e)(1)	Agreement of Plan and Merger, dated as of April 1, 2005, by and among FFG Merger Corporation, FFG Industries, Inc., and Technology Flavors & Fragrances, Inc., as amended to date (incorporated herein by reference to Exhibit (d)(A) to the Schedule TO).

(e)(2)	Stockholder Support Agreement dated as of April 1, 2005 by and among FFG Industries Inc., FFG Merger Corporation and certain Stockholders of Technology Flavors & Fragrances, Inc. (incorporated herein by reference to Exhibit (d)(B) to the Schedule TO).

(e)(3)	Employment Agreement, dated May 17, 2002, between Technology Flavors & Fragrances, Inc. and Philip Rosner (incorporated by reference to Exhibit 11.2 to the Form 10-QSB filed on July 31, 2002).

(e)(4)	Employment Agreement, dated May 17, 2002, between Technology Flavors & Fragrances, Inc. and A. Gary Frumberg (incorporated by reference to Exhibit 11.3 to the Form 10-QSB filed on July 31, 2002).

(e)(5)	Employment Agreement, dated May 17, 2002, between Technology Flavors & Fragrances, Inc. and Harvey Farber (incorporated by reference to Exhibit 11.6 to the Form 10-QSB filed on July 31, 2002).

(e)(6)	Employment Agreement, dated May 17, 2002, between Technology Flavors & Fragrances, Inc. and Ronald J. Dintemann (incorporated by reference to Exhibit 11.5 to the Form 10-QSB filed on July 31, 2002).

(e)(7)	Employment Agreement, dated May 17, 2002, between Technology Flavors & Fragrances, Inc. and Joseph A. Gemmo (incorporated by reference to Exhibit 11.4 to the Form 10-QSB filed on July 31, 2002).

(e)(8)	Technology Flavors & Fragrances, Inc. 1993 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form 10-SB filed on August 28, 1995).

(e)(9)	Technology Flavors & Fragrances, Inc. 1996 Stock Option Plan (incorporated by reference from the Company’s 1996 definitive proxy statement with respect to the 1996 Annual Meeting of Stockholders held October 30, 1996 filed on September 25, 1996).

(e)(10)	Technology Flavors & Fragrances, Inc. 1999 Stock Option Plan (incorporated by reference from the Company’s 1999 definitive proxy statement with respect to the 1999 Annual Meeting of Stockholders held June 24, 1999 filed on May 28, 1999).

(e)(11)	Technology Flavors & Fragrances, Inc. 2004 Stock Option Plan (incorporated by reference from the Company’s 2004 definitive proxy statement with respect to the 2004 Annual Meeting of Stockholders held July 27, 2004 filed on June 4, 2004).

(e)(12)	Joint Confidentiality Agreement dated as of December 28, 2004 by and between Technology Flavors & Fragrances, Inc., Nautic Partners, LLC and FFG Industries, Inc.

Annex A	Information Statement

Annex B	Opinion of HT Capital Advisors, LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: May 16, 2005

TECHNOLOGY FLAVORS & FRAGRANCES, INC.

By:	/s/ PHILIP ROSNER
Philip Rosner
Chairman of the Board and Chief Executive Officer

ANNEX A

Technology Flavors & Fragrances, Inc.

10 Edison Street East

Amityville, New York, 11701

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about May 16, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Technology Flavors & Fragrances, Inc., a Delaware corporation (the “Company”), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the “Common Stock”). This Information Statement is being provided in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of Company (the “Board”).

On April 1, 2005 the Company, FFG Industries, Inc., a Delaware corporation (“Parent”), and FFG Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent, (“Purchaser”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to certain conditions and as more fully described in the Merger Agreement, (1) Purchaser will commence a cash tender offer (the “Offer”) for all outstanding shares of the Common Stock (the “Shares”) at a price of $1.55 per Share, net to the seller in cash without interest thereon (the “Offer Price”), and (2) Purchaser will be merged with and into the Company (the “Merger”).

The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition, as defined in the Merger Agreement, has been satisfied), and from time to time thereafter, the Parent will be entitled to designate directors (the “Parent Designees”) on the Board that will give Parent representation substantially proportionate to its ownership interest. The Merger Agreement requires that the Company promptly take necessary action to cause the Parent Designees to be elected or appointed to the Board under the circumstances described in the Merger Agreement. The Merger Agreement requires the Company to cause the directors designated by the Parent to be elected to the Board in the event that Purchaser acquires more than 50 % of the outstanding Shares pursuant to the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9, which (including the Exhibits thereto) is incorporated by reference herein.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

The information contained in this Information Statement concerning Parent and Purchaser and the Parent Designees has been furnished to the Company by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of March 15, 2005 there were 12,833,773 Shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

Parent Designees to the Board of Directors of the Company

The Merger Agreement provides upon the purchase of Shares pursuant to the Offer and for so long thereafter as Parent and its Subsidiaries own in the aggregate more than 50% of the outstanding Shares, Parent shall be entitled to designate for appointment or election to the Company’s Board of Directors, upon written notice to the Company, such number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on such Board by the percentage that the number of Shares so owned by Parent and its Subsidiaries bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, promptly cause Parent’s Designees (and any replacement designees in the event that any designee shall no longer be on such Board of Directors) to be so appointed or elected to the Company’s Board of Directors and, in furtherance thereof, to the extent necessary, increase the size of such Board of Directors or use its reasonable best efforts to obtain the resignation of such number of its directors as is necessary to give effect to the foregoing provision. At such time, the Company shall also, upon the request of Parent, use its reasonable best efforts to cause such persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company’s Board of Directors of (i) each committee of the Company’s Board of Directors subject to compliance with applicable securities laws and (ii) each board of directors (or similar body) of each Subsidiary of the Company and each committee of each such board (or similar body).

Notwithstanding the foregoing, until the Effective Time, the Board of Directors of the Company shall have at least one director who is a director of the Company on the date of this Agreement and who is not an officer of the Company or any of its Subsidiaries (the “Independent Director”); provided, however, that notwithstanding the foregoing, in no event shall the requirement to have at least one Independent Director result in Parent’s Designees constituting less than a majority of the directors on the Company’s Board of Directors unless Parent shall have failed to designate a sufficient number of persons to constitute at least a majority.

The Parent Designees will be selected by Parent from among the individuals listed on Schedule I attached hereto and incorporated herein by reference. Each of the individuals listed on Schedule I has consented to serve as a director of the Company if appointed or elected. None of the individuals (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of Parent and Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of the their knowledge, none of such executive officers has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed in the Schedule TO, Schedule 14D-9 or the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Parent Designees are set forth on Schedule I. Pursuant to the Merger Agreement, in the event the Parent Designees are elected or appointed directors, after the payment for the Shares and prior to the Effective Time the affirmative vote of a majority of the Independent Directors shall be required, and alone shall be sufficient, to take action by the Company to (i) amend or terminate the Merger Agreement, (ii) exercise, waive or enforce any of the Company’s rights under the Merger Agreement, (iii) extend the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement; or (iv) amend the Company’s certificate of incorporation or by-laws.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

Common Stock Outstanding and Principal Holders Thereof.

The following table sets forth certain as of March 15, 2005 the beneficial ownership of the Company’s Common Stock by (a) each person known by us to own beneficially more than 5% of the Company’s Common Stock, (b) each of the Company’s directors, (c) each of the Company’s Named Executive Officers, and (d) all of the Company’s executive officers and directors as a group (eight persons):

Name of Beneficial Owner	Number and Nature of Shares Beneficially Owned (1)		Percentage of Shares

Philip Rosner (2)	2,310,009	(3)(4)	17.7%

A. Gary Frumberg (2)	1,434,674	(5)	11.0%

Richard R. Higgins	750,000		5.8%

Sean Deson (2)	344,231	(6)(7)(8)(10)	2.6%

Werner F. Hiller (2)	313,984	(6)(8)(9)(10)	2.4%

Irwin D. Simon (2)	233,333	(6)(8)(9)	1.8%

Ronald J. Dintemann (2)	80,778	(11)(12)	(*)

Harvey F. Farber (2)	104,267	(12)(13)	(*)

Joseph A. Gemmo (2)	226,100	(14)	1.7%

All directors and executive officers as a group (eight persons)	5,047,376		35.1%

(*)	Less than 1%
(1)	As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (i) the power to vote, or direct the voting of, such security or (ii) investment power which includes the power to dispose or to direct the disposition of such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of the date shown above.
(2)	The business address of each of Messrs. Rosner, Frumberg, Dintemann, Farber and Gemmo is c/o Technology Flavors & Fragrances, Inc., 10 Edison Street East, Amityville, New York 11701. The business address of Mr. Deson isc/o Baytree Capital, 40 Wall Street, 58th Floor, New York, NY 10005. The business address of Mr. Hiller is 248 Locha Drive, Jupiter, Fl 33458. The business address of Mr. Simon isc/o The Hain Celestial Group, Inc., 58 South Service Road, Melville, NY 11747.
(3)	Includes five-year options to purchase an aggregate of 200,000 shares of the Company’s Common Stock granted to Mr. Rosner in May 2001 and October 2001 which are fully vested and excludes options to purchase 50,000 shares of the Company’s Common Stock granted in November 2004 that have not yet vested. Of such unvested options, 16,667 shares will vest in each of years 2005 and 2006 and 16,666 shares will vest in 2007.
(4)	Includes 36,438 shares of the Company’s Common Stock owned by Mr. Rosner’s wife. Mr. Rosner disclaims beneficial ownership of the shares owned by his wife.
(5)	Includes five-year options to purchase an aggregate of 150,000 shares of the Company’s Common Stock granted to Mr. Frumberg in May 2001 and October 2001 which are fully vested and excludes options to purchase 30,000 shares of the Company’s Common Stock granted in November 2004 that have not yet vested. Of such unvested options, 10,000 shares will vest in each of years 2005, 2006 and 2007.
(6)	Includes ten-year options to purchase 100,000 shares of the Company’s Common Stock granted to each of Messrs. Deson, Hiller and Simon in June 1999 which are fully vested.
(7)	Includes ten-year options to purchase 200,000 shares of the Company’s Common Stock granted to Mr. Deson in June 1998 and an aggregate of 10,898 shares granted in 1999 which are fully vested.

(8)	Includes ten-year options to purchase 33,333 shares of the Company’s Common Stock granted to each of Messrs. Deson, Hiller and Simon in May 2002 which are fully vested and excludes options to purchase 16,667 shares of the Company’s Common Stock to each that have not yet vested. Such unvested options will vest in 2005.
(9)	Includes ten-year options to purchase 100,000 shares of the Company’s Common Stock granted to each of Messrs. Hiller and Simon in January 1998 which are fully vested.
(10)	Includes ten-year options to purchase 6,731 shares of the Company’s Common Stock granted to each of Messrs. Deson and Hiller in April 1999 and 4,167 shares granted to Mr. Deson in October 1999 which are fully vested.
(11)	Includes ten-year options to purchase an aggregate of 45,000 shares of the Company’s Common Stock granted to Mr. Dintemann in June 1997 and April 1999 which are fully vested and excludes options to purchase 75,000 shares granted in April 2004 and 10,000 shares granted in November 2004 that have not yet vested. Of such unvested options, 28,333 shares will vest in each of years 2005 and 2006 and 28,334 shares will vest in 2007.
(12)	Includes ten-year options to purchase 16,667 shares of the Company’s Common Stock granted to each of Messrs. Dintemann and Farber in May 2002 which are fully vested and excludes options to purchase 8,333 shares of the Company’s Common Stock to each that have not yet vested. Such unvested options will vest in 2005.
(13)	Includes ten-year options to purchase an aggregate of 80,000 shares of the Company’s Common Stock granted to Mr. Farber in January 1996, February 1997 and April 1999 which are fully vested and excludes options to purchase 5,000 shares granted in November, 2004 that have not yet vested. Of such unvested options, 1,667 will vest in each of years 2005 and 2006 and 1,666 will vest in 2007.
(14)	Includes ten-year options to purchase an aggregate of 220,000 shares of the Company’s Common Stock granted to Mr. Gemmo in February 1997, December 1997, April 1999 and May 2001 which are fully vested and excludes options to purchase 10,000 shares granted in November 2004 that have not yet vested. Of such unvested options, 3,333 shares will vest in each of years 2005 and 2006 and 3,334 will vest in 2007.

Board of Directors and Executive Officers

All of the Company’s directors serve for a one year term ending at the next annual meeting of stockholders or until their respective successors are duly elected and qualified. Officers serve at the discretion of the Board of Directors, subject to rights, if any, under their contracts of employment. There are no family relationships among the Company’s directors and executive officers. The following table sets forth certain information, as of March 15, 2005, concerning the Company’s directors and executive officers:

Name	Age	Positions with the Company
Philip Rosner	69	Chairman of the Board of Directors and Chief Executive Officer
A. Gary Frumberg	71	Director and Executive Vice President
Joseph A. Gemmo	59	Vice President, Chief Financial Officer, Secretary and Treasurer
Ronald J. Dintemann	61	Vice President Operations
Harvey Farber	64	Senior Vice President-Flavor Division
Sean Deson	41	Director
Werner F. Hiller	68	Director
Irwin D. Simon	46	Director

The business experience of each of the persons listed above for at least the last five years is as follows:

Philip Rosner has been the Chairman of the Board of Directors, President and Chief Executive Officer of the Company from its inception 1989 to August 2000 and Chairman and Chief Executive Officer since August 2000. Mr. Rosner has been engaged in the flavor and fragrance industry for over 48 years. Prior to 1989, Mr. Rosner was the President of Globe Extracts, Inc. and for 15 years before that, was President of Felton Worldwide, Inc., both of which produced and marketed flavors and fragrances.

A. Gary Frumberg has been a Director and an Executive Vice President of the Company since 1989. Prior to 1989, Mr. Frumberg served as Vice President-International Sales of Felton Worldwide, Inc.

Joseph A. Gemmo has been Vice President and Chief Financial Officer of the Company since August 1996 and Secretary and Treasurer since June 1998. From January 1994 to April 1996, Mr. Gemmo was the Chief Financial Officer of Bio-Botanica, Inc., a developer and manufacturer of herbal extracts. From 1989 to 1994, Mr. Gemmo was Chief Financial Officer of General Aerospace Materials Corp.

Ronald J. Dintemann has been Vice President-Operations of the Company since 1989 after serving as Vice President-Operations of Globe Extracts, Inc. for two years.

Harvey Farber has been Senior Vice President-Flavor Division of the Company since October 1997. From October 1995 through October 1997, Mr. Farber was Senior Vice President-Flavor Development of the Company. Before Mr. Farber joined the Company, he was the Vice President-Flavor Development at J. Manheimer Inc. for 12 years.

Sean Deson has been a Director of the Company since June 1998. Mr. Deson is currently the Managing Partner of Deson Ventures, a private equity investment firm, Managing Director of Deson & Co., a NASD Broker-Dealer, and Managing Member of Treeline Investment Partners, a registered investment advisor and hedge fund. Prior thereto, Mr. Deson was a Senior Vice President in the Investment Banking Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ. Mr. Deson served in various capacities at DLJ since 1990, primarily as an advisor, financier and investor. Mr. Deson also serves as the Chairman and CEO of ActiveWorlds, Inc., a company quoted on the OTC Bulletin Board, Chairman of e-Centives, Inc. a company quoted on the Swiss Exchange, and a Director of SystemsFusion, Fastxchange and Liquidxs.

Werner F. Hiller has been a Director of the Company since June 1998. Since 1996, Mr. Hiller has been a consultant to General Spice Companies, a division of ConAgra, and previously served as the President of General Spice Companies from 1990 to 1996. Mr. Hiller also was the co-founder of General Spice Companies, and from 1965 to 1990, he served as its Executive Vice President and Treasurer.

Irwin D. Simon has been a Director of the Company since June 1998. Mr. Simon has been the Chairman, President and Chief Executive Officer of The Hain Celestial Group, Inc., a natural and specialty foods company listed on NASDAQ, since May 2000, and President and Chief Executive Officer of The Hain Food Group, Inc. from 1993 to May 2000. Prior to 1993, Mr. Simon spent 15 years in various sales and marketing positions, including Vice President of Marketing of Slim-Fast Foods Company, and Eastern Regional Director of Haagen-Dazs Shops, a division of Grand Metropolitan, PLC.

Board of Directors’ Committees and Meetings

The Company’s business affairs are managed under the direction of the Board of Directors. Members of the Board of Directors are informed about the Company’s affairs through presentations, reports and documents distributed to the Directors, through operating and financial reports routinely presented at meetings of the Board of Directors and committee meetings and through other means. The Company’s directors not only attend meetings of the Board of Directors but also have personal meetings and other communications, including telephone contact, with management. The Board met three times and acted by unanimous written consent four times during 2004. During 2004, none of the Company’s current directors attended fewer than 75% of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which each such director served. The Board has an executive committee, an audit committee and a compensation committee. Members of these Committees are appointed by the Board of Directors each year. The Company has not established a nominating committee and/or a corporate governance committee, however, the Company believes that the nomination of directors and other issues normally considered by these committees can be effectively managed by the Board of Directors due to its composition, or by the Audit Committee.

Board Committees

Executive Committee. The Executive Committee of the Board of Directors may exercise, except when the Board of Directors is in session and to the extent permitted by the General Corporation Law of the State of Delaware, all of the powers of the Board of Directors in the management of the affairs of the Company. The current members of the Executive Committee are Messrs. Rosner, Deson and Hiller. The Committee did not meet in 2004.

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The audit committee consists of Messrs. Deson and Hiller. The responsibilities of the audit committee include:

(i)	reviewing the scope and results of the audit with the independent auditors,

(ii)	reviewing the Company’s financial condition and results of operations with management,

(iii)	considering the adequacy of the internal accounting, bookkeeping and control procedures, and

(iv)	reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors’ independence.

The Board has determined that all members of the audit committee are “independent” as that term is defined in the applicable AMEX listing standards and regulations of the Securities and Exchange Commission and all members are financially literate as required by the applicable AMEX listing standards. The Committee acted by unanimous written consent three times in 2004.

Compensation Committee. The compensation committee consists of Messrs. Hiller and Simon. The Board has determined that all members of the compensation committee are “independent” as that term is defined in the applicable AMEX listing standards. The compensation committee may not include any employee of the Company. The compensation committee did not meet during 2004 and acted by unanimous written consent once during 2004. It recommended no change in executive compensation for 2004. The Compensation Committee recommends to the Board of Directors the compensation to be paid to the Company executive officers and other key personnel, reviews new or existing employee compensation programs and periodically reviews management perquisites and other benefits.

Stockholder Communication with the Board of Directors and Director Attendance at Annual Meetings

The Board provides a process for stockholders to send communications to the Board or any of the directors. Stockholders may send written communications to the Board or any of the directors at the Office of the Corporate Secretary at Technology Flavors & Fragrances, Inc., 10 Edison Street East, Amityville, NY 17701. All communications will be compiled by the Corporate Secretary and submitted to the Board or the individual directors on a periodic basis.

Audit Committee Report

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference in any of those filings.

The Audit Committee of the Company’s Board of Directors is composed of two directors, each of whom is believed by the Board of Directors and the Audit Committee to be independent within the meaning of the listing standards of the American Stock Exchange. The Board of Directors has determined that Messrs. Hiller and Deson are “audit committee financial experts” as defined by the Securities and Exchange Commission. The

Audit Committee operates under a written charter adopted by the Board of Directors (a copy of which was attached as Appendix A to the Company’s proxy statement dated May 10, 2001 regarding the 2001 annual meeting of the Company’s stockholders).

Management is responsible for the Company’s internal controls and the financial reporting process. The company’s independent accountants for year 2004, BDO Seidman, LLP, were responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards and to issue a report on the Company’s financial statements. The Audit Committee’s responsibility is to monitor and oversee these processes.

In connection with the audit with respect to the Company’s financial statements for the year ended December 31, 2004, the Audit Committee met and had discussions with management and the independent accountants. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit Committee discussed with the independent accountants matters required to be discussed by the Statement on Auditing Standards No. 61 (Communications with Audit Committees). The Company’s independent accountants also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent accountants the accountant’s independence.

Based upon the Audit Committee’s discussions with management and the independent accountants and the Audit Committee’s review of the representations of management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

By the Audit Committee of the Board of Directors of Technology Flavors & Fragrances, Inc.

Werner F. Hiller (Chairman)

Sean Deson

Certain Relationships and Related Transactions

In 2004 and 2003, the Company sold flavor products to The Hain Celestial Group, Inc. (“Hain”) and/or their designated co-packer. Irwin D. Simon, a director of the Company, is the Chairman, President and Chief Executive Officer of Hain. The Company’s sales to Hain totaled approximately $859,000 in 2004 and $1,003,000 in 2003. The Company believes such sales were made on arms-length terms and conditions and at competitive prices.

In 2004 and 2003, the Company sold fragrance products to Scent-A-Vision, Inc., a company owned by Ms. Sharon Christie who is the spouse of Mr. Philip Rosner, the Company’s Chairman and Chief Executive Officer. The Company sales to Scent-A-Vision for years 2004 and 2003 were approximately $157,000 and $109,000, respectively, which the Company believes were competitive with other available sources for such fragrance products.

During 2004 and 2003, there existed certain loans outstanding with two of the Company’s executive officers. Such loans were fully paid in December 2004.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth the aggregate compensation paid to or earned by the Company’s Chairman of the Board and Chief Executive Officer and the other four most highly compensated executive officers of the Company (other than the Chairman of the Board and Chief Executive Officer) whose total annual salaries and bonuses exceeded $100,000 for the year ended December 31, 2004 (the “Named Executive Officers”):

	Year	Annual Compensation				Long Term Compensation Awards
Name and Principal Position		Salary($)	Bonus($)		Other Annual Compensation ($)(1)	Securities Underlying Options/SARs

Philip Rosner Chairman of the Board and Chief Executive Officer	2004 2003 2002	268,000 275,000 243,338	38,973 20,000 60,000	(2) (2) (3)	19,006 20,826 8,424	50,000 — —	(4)

A. Gary Frumberg Director and Executive Vice President	2004 2003 2002	250,000 250,000 224,952	14,074 6,500 30,000	(2) (2) (3)	10,016 9,755 10,692	30,000 —	(5)

Harvey Farber Senior Vice President-Flavor Division	2004 2003 2002	183,600 183,600 174,825	— — 12,000		4,403 4,201 3,437	5,000 — —	(6)

Ronald J. Dintemann Vice President-Operations	2004 2003 2002	159,500 159,500 151,842	— — 11,000		12,500 12,499 12,329	85,000 — 25,000	(7) (8)

Joseph A. Gemmo Vice President, Chief Financial Officer, Secretary and Treasurer	2004 2003 2002	159,500 159,500 146,219	— — 11,000		5,715 5,897 6,313	10,000 — —	(9)

(1)	Represents expenses in connection with the personal use of Company automobiles and life insurance policies on the life of such executive.
(2)	Represents bonuses paid to Messrs. Rosner and Frumberg approved by the Board of Directors for the purpose of paying down certain notes owed to the Company.
(3)	Represents bonuses paid pursuant to the Company’s Management Incentive Plan plus additional bonuses of $40,000 and $13,000 paid to Messrs. Rosner and Frumberg, respectively, approved by the Company’s Board of Directors for the purpose of paying down certain notes owed to the Company.
(4)	Represents five-year stock options to purchase 50,000 shares of the Company’s Common Stock granted in November 2004 under the Company’s 1999 Stock Option Plan at an exercise price of $.84 per share.
(5)	Represents five-year stock options to purchase 30,000 shares of the Company’s Common Stock granted in November 2004 under the Company’s 1999 Stock Option Plan at an exercise price of $.84 per share.
(6)	Represents ten-year stock options to purchase 5,000 shares of the Company’s Common Stock granted in November 2004 under the Company’s 1999 Stock Option Plan at a exercise price of $.76 per share.
(7)	Represents ten-year stock options to purchase 75,000 shares of the Company’s Common Stock granted in April 2004 under the Company’s 1999 Stock Option Plan at an exercise price of $.71 per share and 10,000 shares of the Company’s Common Stock granted in November 2004 under the Company’s 1999 Stock Option Plan at an exercise price of $.76 per share.
(8)	Represents ten-year stock options to purchase 25,000 shares of the Company’s Common Stock granted in May 2002 under the Company’s 1999 Stock Option Plan at an exercise price of $1.05 per share.
(9)	Represents ten-year stock options to purchase 10,000 shares of the Company’s Common Stock granted in November 2004 under the Company’s 1999 Stock Option Plan at an exercise price of $.76 per share.

Stock Option Grants in 2004

The following tables present certain information for the fiscal year ended December 31, 2004 with respect to stock option grants made to the individuals named in the Summary Compensation Table above.

Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price Per Share($)	Expiration Date
Philip Rosner	50,000	24%	.84	11/22/09
A. Gary Frumberg	30,000	14%	.84	11/22/09
Harvey Farber	5,000	2%	.76	11/22/14
Ronald J. Dintemann	85,000	40%	.71 – .76	11/22/14
Joseph A. Gemmo	10,000	5%	.76	11/22/14

Aggregate Stock Option Exercises in 2004 and 2004 Year-End Stock Option Values

The following table provides certain information concerning each exercise of stock options during the year ended December 31, 2004 by each of the Named Executive Officers and the year-end value of unexercised stock options. The stock options listed below were granted without tandem stock appreciation rights. We have no freestanding stock appreciation rights outstanding.

Name	Number of Shares Acquired on Exercise	Value Realized($)	Number of Unexercised Options at December 31, 2004 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2004 Exercisable/Unexercisable($) (1)
Philip Rosner	—	—	200,000/50,000	21,000/12,500
A. Gary Frumberg	—	—	150,000/30,000	21,000/7,500
Harvey Farber	—	—	96,667/13,333	4,967/333
Ronald J. Dintemann	—	—	61,667/93,333	4,967/1,983
Joseph A. Gemmo	—	—	220,000/10,000	8,800/3,300

(1)	Value of unexercised “in-the-money” options is equal to the difference between the closing per share price of the Company’s Common Stock on the AMEX at December 31, 2004 ($1.09) and the option exercise price per share multiplied by the number of shares subject to options.

Directors’ Compensation

During 2004 and 2003, each of the Company’s non-employee directors was paid a $20,000 annual fee plus $500 for each formal meeting attended. Alternatively, an outside director may, at his option and in lieu of such cash remuneration, elect to receive a non-qualified stock option grant for such earned fees. In addition, directors are reimbursed for reasonable expenses actually incurred in connection with attending each formal meeting of the Board of Directors or any committee thereof. The Company’s outside directors currently are Messrs. Deson, Hiller and Simon.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between the Board or compensation committee and the board of directors or compensation committee of any other company, and no interlocking relationship existed in the past.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreements

In May 2002, the Company entered into three-year employment agreements with Philip Rosner, A. Gary Frumberg, Harvey Farber, Ronald J. Dintemann and Joseph A. Gemmo, (each a Named Executive Officer,

collectively, the Named Executive Officers) containing terms and conditions which are, except for the respective amounts of salary compensation, substantially similar. The employment agreements provide for the respective annual base salaries for each Named Executive Officer, as in effect as of the date of his employment agreement, which may be increased by the Board of Directors at any time, and that each such officer shall be entitled to bonuses or other forms of incentive compensation pursuant to the Company’s Management Incentive Plan subject to the discretion of the Board of Directors. The employment agreements contain, among other things, customary noncompetition and confidentiality provisions. Under the employment agreements, each Named Executive Officer is also entitled to (i) participate in all fringe benefit programs provided by the Company to its executive officers and (ii) provision of an automobile with a lease value of up to $900 per month and reimbursement for related automotive expenses in accordance with the Company’s requirements and established practices. Effective January 1, 2003, the annual base salary for each Named Executive Officer was increased to the following amounts: Philip Rosner, Chairman and Chief Executive Officer, $275,000; A. Gary Frumberg, Executive Vice President, $250,000; Harvey Farber, Senior Vice President-Flavor Division, $183,600; Ronald J. Dintemann, Vice President Operations, $159,500; and Joseph A. Gemmo, Vice President and Chief Financial Officer, $159,500. In January 2005, such employment agreements were automatically extended for an additional one year term through April 2006.

If the Company terminates a Named Executive Officer’s employment before expiration of the respective employment agreement term without Cause (as defined below), such officer will be entitled, as severance, to the ongoing payment of his salary for the entirety of the portion of the term which remains after the termination date. Also, the Company shall continue, at its expense, to provide such terminated officer with all medical benefits for the remainder of the employment agreement term.

For purposes of the employment agreements, “Cause” would exist if a Named Executive Officer (i) willfully or repeatedly fails in any material respect to satisfactorily perform his duties and obligations as provided in the employment agreement; (ii) has been convicted of a crime or has entered a plea of guilty or nolo contendere with respect thereto; (iii) has committed any act in connection with his employment which involved fraud, gross negligence, misappropriation of funds, dishonesty, disloyalty, breach of fiduciary duty or any other misconduct injurious to the Company or any affiliate thereof; (iv) has engaged in any conduct which in the Company’s reasonable determination is likely to adversely affect in any material respect the reputation or public image of the Company or any affiliate thereof; (v) has breached any of the restrictive covenants contained in the employment agreement regarding noncompetition, nonsolicitation of customers or suppliers, or nondisclosure of information; or (vi) has materially breached his employment agreement in any manner other than those set forth above.

If prior to the expiration of an employment agreement term, but following or in connection with, as a result of or in anticipation of a Change of Control (as defined in the employment agreement) of the Company or Potential Change of Control (as defined in the employment agreement) of the Company, a Named Executive Officer’s employment is terminated by the Company without Cause or by such officer for Good Reason (as defined), the Company shall pay the officer as severance in a lump sum within 30 days after the termination date (i) all amounts of his salary for the entirety of the portion of the term which remains after the termination date and (ii) an amount equal to six months to two years, depending upon the Executive Officer, of their salary. In addition, the Company shall, at its expense, continue to provide such officer with all medical benefits for the remainder of the employment agreement term. The consummation of the Transactions shall constitute a Change of Control which, in the absence of an agreement to the contrary, will entitle a Named Executive Officer to the benefits set forth in his employment agreement if his employment is terminated by the Company without Cause or by such officer for Good Reason.

For purposes of the employment agreements, “Good Reason” means the occurrence (without such officer’s prior consent) of any one of several acts, or failures to act, including: (i) assignment to the officer of any responsibilities inconsistent with his most significant position(s) as an executive officer of the Company held during the 180-day period immediately preceding any related Potential Change in Control or a substantial adverse alteration of such officer’s position or title(s) with the Company; (ii) a reduction in the officer’s annual base salary; (iii) certain relocations of the Company’s principal executive offices; and (iv) a material failure by the Company to comply with the employment agreement.

The Merger Agreement provides that, among other conditions to the consummation of the Merger, certain key employees of the Company, including the Named Executive Officers, shall be employed by the Company on a full-time basis pursuant to employment agreements with terms mutually satisfactory to such employees and Purchaser.

Stock Plans

1993, 1996, 1999 and 2004 Stock Option Plans (the “Stock Plans”)

In November 1993, the Company adopted, and the stockholders approved, the 1993 Stock Option Plan pursuant to which the Company may grant to its employees options to purchase up to 500,000 shares of its Common Stock. In May 1999, the Company’s Board of Directors terminated the 1993 Stock Option Plan for the purpose of granting additional stock options. Termination of the 1993 Stock Option Plan will not affect options that were granted prior to the termination date. As of March 15, 2005, options to purchase an aggregate of 308,500 shares of our Common Stock were outstanding under the 1993 Stock Option Plan.

In April 2004, the Board of Directors adopted, and in July 2004, the stockholders approved, the 2004 Stock Option Plan. In May 1999, the Company’s Board of Directors adopted, and in June 1999, the stockholders approved, the 1999 Stock Option Plan. In October 1996, the Company’s Board of Directors adopted, and the stockholders approved, the 1996 Stock Option Plan. The maximum number of shares of the Company’s Common Stock that may be subject to options under each of the 1996, 1999 and 2004 Stock Option Plans may not exceed an aggregate of 1,000,000 shares. As of March 15, 2005, options to purchase an aggregate of 970,629 and 891,000 shares of the Company’s Common Stock were outstanding under the 1996 and 1999 Stock Option Plans, respectively, and an aggregate of 1,112,288 shares were reserved for the future issuance of stock options. No grants were made under the 2004 Stock Option Plan. The 1993, 1996, 1999 and 2004 Stock Option Plans were amended on March 31, 2005 to provide that effective on the day following the Purchase Date, any optionee may elect in writing to have his vested and exercisable options cancelled and converted into the right to receive from the Company a cash amount equal to the excess, if any, of (i) the Offer Price (as defined in the Merger Agreement) over (ii) the exercise price payable in respect of each share of common stock issuable under such option.

Management Incentive Plan

In 2004 and 2003, the Company had in effect a management incentive plan for corporate officers and key management employees for the purpose of awarding cash and stock bonuses based on the achievement of certain predetermined goals. These goals are established for each participant in the plan and are set by the Company’s Compensation Committee prior to the beginning of the year. These goals are based on a participant’s performance and may relate to a variety of factors reflecting the Company’s objectives and performance and a participant’s ability to contribute to the overall success of the Company within the context of the purposes of the plan, the Company’s business plan and the aspects of the Company’s business which the participant’s duties involve. Bonuses awarded pursuant to the plan are based on a percentage of each participant’s base salary and the overall performance of the Company during the year. However, the amount of any award to a participant for any year shall not exceed 50% of the participant’s base salary, in the case of a participant who is a corporate officer of the Company, or 25% of base salary, in the case of a participant who is a key management employee. Further, if the aggregate amount of all awards under the plan exceeds 10% of the Company’s net income for a particular year, each award shall be proportionately reduced so that the aggregate amount of all such awards does not exceed 10% of the Company’s net income for the year. No such bonuses were awarded in 2004 and 2003 under this Plan.

The above summaries and estimates are qualified in their entirety by reference to the complete text of the relevant agreements and plans, which have been filed as Exhibits (e)(1) through (e)(12) to the Company’s filing on Schedule 14D-9 and are incorporated herein by reference.

Compliance with Section 162(m) of the Internal Revenue Code

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), public companies are precluded from receiving a tax deduction on compensation paid to executive officers in excess of $1,000,000. The Company anticipates that all of its stock option grants satisfy the requirements of Section 162(m). None of the named executive officers have had cash compensation in excess of $1,000,000 in fiscal 2004.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers and persons who beneficially own more than 10% of the Company’s common stock (collectively, the “Reporting Persons”) to file with the Securities and Exchange Commission (and, if such security is listed on a national securities exchange, with such exchange) various reports as to their ownership of and activities relating to such common stock. Such Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of copies of Section 16(a) reports and representations received by the Company from Reporting Persons, and without conducting any independent investigation of the Company’s own, in 2004, all Forms 3, 4, and 5 were timely filed with the Securities and Exchange Commission by such Reporting Persons.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

TECHNOLOGY FLAVORS & FRAGRANCES, INC.

By:	/s/ PHILIP ROSNER
Philip Rosner
Chairman of the Board and Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Parent and Purchaser. The business address of each director and officer is c/o 10 Mountainview Road, 201 North Atrium, Upper Saddle River, New Jersey 07458. Unless otherwise indicated below, each individual has held his positions for more than the past five years. None of the directors and officers listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name, Age & Country of Citizenship	Title	Current Principal Occupation or Employment / Material Positions Held During the Past Five Years
Bernard V. Buonanno III, 39, USA	Director	Managing Director, Nautic Partners, LLC (July 2000 – present) Managing Director, Fleet Equity Partners (prior to July 2000)

Fraser A. Preston, 34, USA	Director	Vice President, Nautic Partners, LLC

Richard R. Crosier, 43, USA	Director	Managing Director, Nautic Partners, LLC (March 2004 – present) Vice President, Investor Group Services, LLC

Carlo W. Colesanti, 50, USA	CEO, President & Director	CEO & President, FFG Industries, Inc. (May 2004 – present) CEO, Verion, Inc. (2001 – 2003) Managing Director, Bush Boake Allen, Ltd (2000 – 2001) Executive Vice President, Cultor Food Science, Inc.

Richard Green, Jr., 54, USA	Senior Vice President & CFO

Senior Vice President & CFO, FFG Industries, Inc. (May 2004 – present)

Vice President & CFO, Executive Vice President—European Operations, OmegaTech, Inc. (1999 – 2002)

Division President, Cultor Food Science, Inc.

Hector Haget, 42, USA	President & CEO, Key Essentials, Inc.	President/CEO, Key Essentials, Inc., a wholly-owned subsidiary of FFG Prior to November 2001, Vice President, Valmont Industries

Deepak K. Shah, 47, USA	President, International Flavors & Technology, Inc.	President, International Flavors & Technology, Inc., a wholly-owned subsidiary of FFG

Stuart Alan Zlotnik, 45, USA	President, Aromatic Technologies Inc.	President, Aromatic Technologies Inc., a wholly-owned subsidiary of FFG

1

ANNEX B

HT CAPITAL ADVISORS, LLC

FAIRNESS OPINION LETTER

Special Committee of the Board of Directors	March 31, 2005

Technology Flavors & Fragrances, Inc.

10 Edison Street East

Amityville, NY 11701

Gentlemen:

You have requested our opinion (“Opinion”) as to the fairness, from a financial point of view, to the shareholders of the common stock, par value $0.01 (the “Common Stock”) of Technology Flavors and Fragrances, Inc. (“TFF” or the “Company) of the consideration paid in a proposed transaction (the “Acquisition”) whereby FFG Merger Corporation, a wholly owned subsidiary of FFG Industries, Inc. (collectively “FFG”) will pay $1.55 in cash for each outstanding share of common stock and, for in the money options and warrants, whether vested or unvested, the difference between $1.55 per share and the strike price of such option or warrant (“the Offer Price”). We understand that if the Acquisition is consummated, TFF will no longer exist as a publicly held company.

In accordance with the terms of our engagement, we are providing this written report.

I.	Procedures Followed

a.	Persons Interviewed

i.	TFF Personnel

1.	Mr. Philip Rosner, Chairman & CEO

2.	Mr. Joseph A. Gemmo, Vice President, CFO, Secretary and Treasurer.

ii.	TFF Special Committee of the Board of Directors

1.	Mr. Sean Deson

2.	Mr. Werner F. Hiller

3.	Mr. Irwin D. Simon

iii.	TFF General Counsel

Barry Shapiro, Esq., Partner

Meyer, Suozzi, English & Klein, PC

iv.	TFF Accounting Firm

Mr. Robert Trinchetto, Partner

BDO Seidman, LLP

v.	Consulting Firm which appraised TFF’s product formulations

Mr. Robert P. Gaudiosi, Senior Vice President, Daley-Hodkin, LLC

vi.	The Company’s Investment Banking Firm

Mr. Gerald A. Abelson, President of MNC Multinational

b.	Facilities Visited

We visited the Company’s executive offices, manufacturing, research and development, sales and marketing and distribution facilities in Amityville, NY.

II.	Documents and Information Examined

The following were among the documents and information received from the Company and other sources, which we examined in order to arrive at our conclusion:

i.	A draft of an Agreement and Plan of Merger dated March 15 and Annex A thereto, among FFG, FFG Merger Corporation and TFF.

ii.	The letter of intent between TFF and FFG dated January 12, 2005.

iii.	The press release dated December 17, 2004 announcing that the Company’s Special Committee of the Board of Directors (“Special Committee”) appointed to evaluate strategic alternatives designed to maximize shareholder value had retained HT Capital Advisors as an advisor in contemplation of requiring a fairness opinion.

iv.	The Company’s annual reports to shareholders, and 10-K reports for the years ended December 31, 2000-2003, draft 10-K report dated March 15,2005, and 10-Q reports, and the Company’s Investor Fact Sheets. for the quarterly periods ended March 31, 2004, June 30, 2004, and September 30, 2004.

v.	A memorandum prepared by the Company, updated as of December 23, 2004, which included a forecasted statement of operations, with assumptions, and a balance sheet analysis for the year ending December 31, 2005.

vi.	Press releases issued by TFF in 2004 discussing the Company’s results of operations and other matters, including a June 30, 2004 press release announcing the formation of a Brazilian joint venture company.

vii.	The Company’s customer sales analyses for the years ended December 31, 2002-2004, and a sales budget for the year ending December 31, 2005 broken down quarterly.

viii.	A memorandum dated December 13, 2004 prepared by FFG containing various information about the flavor and fragrance industry, FFG and its objectives and the fit that it sees with TFF.

ix.	TFF common stock prices and daily trading activity since February 1, 2000.

x.	Various internal TFF memoranda discussing the Company’s Brazilian joint venture, and a draft of a Purchase Quotas Agreement dated March 4, 2005 in connection with The Brazilian Joint Venture.

xi.	An internal TFF memorandum dated December 17, 2004 presenting the sales forecast for the year ending December 31, 2005 from new Hain Celestial and Savory business.

xii.	An independent appraisal of the Company’s proprietary product formulations dated October 2004, prepared by Daley-Hodkin, LLC, and Daley-Hodkin’s transmittal letter dated November 10, 2004 (“The Daley-Hodkin Appraisal”).

xiii.	Schedules of companies which TFF’s investment banker contacted in 2004 on a no-name basis to determine whether they would be interested in acquiring a company with TFF’s profile.

xiv.	A list of 12 companies provided by the Company’s investment banking firm, which it contacted from May 1997 to June 1998, and which initially expressed an interest in acquiring TFF, but subsequently declined.

xv.	A letter of intent dated November 19, 2001 from Belmay Holding Corp. outlining a preliminary understanding whereby Belmay and TFF would combine into a new Company “Belmay/TFF” (“Belmay Transaction”).

xvi.	A memorandum dated December 2004 prepared by FFG about its operations and the fit with TFF, and containing certain flavor and fragrance industry and competitive information.

xvii.	A letter dated March 17, 2005 from the Company’s investment banking firm stating that since 1997 it has contacted more than 250 potential acquirors, merger partners or acquisitions on behalf of TFF.

xviii.	Information received in discussions with TFF’s management concerning the Company’s operations and the Acquisition.

xix.	A letter dated March 16, 2005 from the Company’s Chairman and COO, Vice President and CFO, stating, among other things, that the Company has disclosed to us all information which could have a positive or negative effect upon the Company’s financial position or results of operation and future prospects.

xx.	Various information on the flavor and fragrance industry, including the Annual Reports and 10-Ks of certain publicly held companies, and information on other merger or acquisition transactions involving companies involved in the flavor and fragrance industry.

xxi.	Information on the premiums paid over the market price of publicly held acquisition targets prior to the announcement that a transaction has been agreed to.

xxii.	Such other information, investigations and analyses as we considered appropriate under these circumstances.

III.	Factors Considered

i.	The terms and conditions of the transaction as stated in the draft of the Acquisition Agreement dated March 15, 2005.

ii.	The fact that the price of $1.55 per share of common stock being offered represents an 74% premium over:

a.	The price of the Company’s common stock ($0.89) on December 16, one day before the Company issued a press release indicating that its Special Committee had engaged HT Capital Advisors as an advisor (“Engagement”).

b.	The trading range of the Company’s common stock ($0.52- $0.89) in 2004 prior to December 16.

iii.	The historical financial performance of the Company for the 5-year period ended December 31, 2004, during which time the Company’s sales were relatively flat, and losses were experienced in three of the five years, including a loss of approximately $1.0 million for the year ended December 31, 2004 as disclosed in the draft of the Company’s 10-K.

iv.	The Company’s projections for the year ending December 31, 2005, the realization of which depends on many factors including the success of a proposed Brazilian joint venture and other significant new business activity.

v.	The fact that 50 companies contacted in 2004 by the Company’s investment banker to solicit their interest in acquiring or merging with the Company declined to pursue the opportunity, and the fact that similar activity by the Company’s investment banking firm in previous years produced a similar result.

vi.	The fact that the 74% premium over the price of the Company’s common stock one day prior to the announcement was significantly higher than the premium of approximately 30% paid on merger/acquisition transactions in 2004.

vii.	The fact that our comparable flavor and fragrance industry transaction research and analysis did not reveal any transaction which would lead us to conclude that the Offer Price is unreasonable. While there have been a number of transactions in the industry over the past five years, relevant financial information, including the earnings of the acquired companies, was simply not available to complete a meaningful detailed comparative transaction analysis. The one transaction in which our judgment was most comparable was Kerry’s acquisition of Metrocom Canada, a company of similar size, products and a customer base similar to TFF. Metrocom had sales and EBITDA of approximately $12.5 million and $3.8 million, respectively, and the purchase price was $24.5 million or 1.96 x sales. By comparison, subject to finalization of the Company’s audit for the year ended December 31, 2004, the Company’s sales were approximately $16.0 million with a net loss of approximately $1.0 million, and the purchase price proposed of approximately $26.4 million (including the assumption of debt and other obligations) is 1.65 x the Company sales for the year ended December 31, 2004.

viii.	The fact that the discounted cash flow analysis which we performed, based on various assumptions, produced a value for the Company which was significantly less than the Offer Price.

ix.	The fact that the Offer Price cannot be translated into a price/earnings ratio based on December 31, 2004 net income to compare to the price earning ratios of comparable public companies because the Company reported a loss for the year ended December 31, 2004. In any event, our comparable public company analysis was limited because there are only two pure play public flavor and seasoning companies—International Flavor and Seasoning (“IFS”) and Sensient Technologies (“Sensient”), both of which are much larger than the Company, with different product mixes and customer bases.

x.	The Daley-Hodkin appraisal, and the valuation of the Company discussed therein.

IV.	Access to Information and Personnel

In the course of our investigation, we received access to all materials and personnel, internal and external, we requested for our study. No limitations were placed on our study.

V.	Assumptions and Limitations

Our opinion is expressly subject to and limited by the following assumptions and limitations, among others:

i.	We have assumed that all financial statements of TFF which we reviewed fairly present the financial position and results of operations of TFF as of the dates and for the periods indicated and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis; that the Company’s balance sheets and notes thereto reflect all of the Company’s assets and make full and adequate provision for all obligations and liabilities (fixed or contingent) of the Company for which provision is required to be so made under generally accepted accounting principals, and that TFF had no assets or obligations or liabilities (fixed or contingent) not reflected or reserved against in such balance sheets or notes thereto which are required under generally accepted accounting principles to be so reflected or reserved .

ii.

We made no independent verification of the completeness and accuracy of the financial or operating data contained in the Company’s annual audited reports, unaudited interim reports, and financial forecast projection information provided to us by the Company. With regard to such financial forecast information we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company as to the future financial performance of the Company.

iii.	We made no independent verification of the Daley-Hodkin appraisal. We were told by management that no other appraisal of the Company’s assets existed.

iv.	We have been informed by TFF’s management, Special Committee of the Board of Directors, and investment banking firm that the Company has not received any other recent acquisition proposals or proposals for a business combination or other similar transaction.

v.	We express no opinion as to the tax or accounting consequences of any aspect of the Acquisition to the Company or its shareholders.

vi.	TFF’s management has confirmed to us that it has disclosed to us everything which could have a material effect upon the financial position and future sales and earnings prospects of the Company.

vii.	Our opinion does not address the merits of the underlying decision by the Company to engage in the Acquisition, and does not constitute a recommendation to any shareholder as to how such shareholder should react to the Acquisition.

viii.	Our opinion is necessarily based on the economic market, financial and other conditions as they exist on, and on the information made available to us as of the date of this letter.

ix.	In arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered, but rather, we made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that the Opinion must be considered as whole and that selecting certain factors or analyses, without considering them all, would create an incomplete view of the process underlying this Opinion.

VI.	Independence, Fee Arrangement, Indemnification

HT Capital Advisors, LLC (“HT Capital”) has no historical investment banking or business relationship with TFF. HT Capital personnel who prepared this Opinion have no business or financial interest in TFF or any affiliated entity. Our fee for rendering this Opinion is not contingent upon the conclusions reported.

In connection with the preparation of this Opinion, and advice given to the Company’s Special Committee, we have not been authorized by the Company or the Special Committee to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company. We were specifically engaged to render this Fairness Opinion, and to provide other investment banking services as might be requested for no additional fees.

The Company has agreed to indemnify HT Capital for certain liabilities arising out of our engagement as spelled out in our engagement letter dated December 16, 2004.

VII. Conclusion

Our Opinion, based upon and subject to the foregoing assumptions and limitations and relying upon the information made available to us at the date of this letter, is that the Offer Price is fair from a financial point of view to the shareholders of the Company’s common stock.

Sincerely yours,

HT CAPITAL ADVISORS, LLC

/s/ ERIC J. LOMAS
Eric J. Lomas
President